Exhibit 99.1

KORNIT DIGITAL Ltd.

12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin 4824096 Israel

July 24, 2024

NOTICE OF 2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 29, 2024

Dear Kornit Digital Ltd. Shareholders:

We cordially invite you to attend the 2024 Annual General Meeting of Shareholders, or the Meeting, of Kornit Digital Ltd., or the Company, to be held at 12:00 p.m. (Israel time) on Thursday, August 29, 2024, at our offices at 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin, Israel.

The Meeting is being called for the following purposes:

(1)	Re-election of each of Yuval Cohen, Stephen Nigro and Ronen Samuel, in each case for a three-year term as a Class III director of the Company, until the Company’s annual general meeting of shareholders in 2027 and until his successor is duly elected and qualified; and

(2)	Re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2024 and the additional period until the Company’s 2025 annual general meeting of shareholders, and authorization of the Company’s board of directors (or the audit committee thereof) to fix such accounting firm’s annual compensation.

Members of our management will be available at the Meeting to present and discuss our auditors’ report and consolidated financial statements as of, and for the year ended, December 31, 2023, as previously made available to our shareholders as part of our Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission, or SEC, on March 28, 2024 and which is available at www.sec.gov and at the “Investors” section of our Company’s website, www.kornit.com.

Our board of directors unanimously recommends that you vote in favor of both of the above proposals, which are described in the proxy statement that is attached to this Notice of 2024 Annual General Meeting of Shareholders.

Shareholders of record at the close of business on July 23, 2024 are entitled to vote at the Meeting.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (disregarding abstentions and broker non-votes) is necessary for the approval of each of the proposals.

It is important that your shares be represented and voted at the Meeting. Accordingly, after reading this Notice of 2024 Annual General Meeting of Shareholders and the proxy statement for the Meeting, please mark, date, sign and mail the proxy card or voting instruction form as promptly as possible in the stamped envelope to be provided to you, or please follow the instructions to be sent to you for voting electronically. If mailing in your proxy to our transfer agent in the envelope to be enclosed or providing voting instructions via a physical voting instruction form, your vote must be received by noon, Eastern time, on Wednesday, August 28, 2024, to be validly included in the tally of ordinary shares voted at the Meeting. If you are a street holder (i.e., you hold your shares through a bank, broker or other nominee) and are voting online (at www.proxyvote.com) or via telephone, your vote must be received by 11:59 p.m. Eastern time on Tuesday, August 27, 2024. If sending in your proxy card directly to our registered office, it must be received at least four hours prior to the appointed time for the Meeting. Detailed voting instructions will be provided both in the accompanying proxy statement and on the proxy card or voting instruction form to be sent to you.

In accordance with the Israeli Companies Law, 5759-1999, and regulations promulgated thereunder, and our articles of association, as amended, any shareholder of the Company holding at least 1% of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, to the Company’s offices, 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin, Israel, Attention: Elad Shrem, Vice President- General Counsel, email: Elad.Shrem@kornit.com, no later than Wednesday, July 31, 2024. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated notice and proxy card with respect to the Meeting, no later than Wednesday, August 7, 2024, to be furnished to the SEC under cover of a Report of Foreign Private Issuer on Form 6-K.

An electronic copy of the enclosed proxy materials will be available for viewing at http://ir.kornit.com/. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on Sunday, August 11, 2024 at the registered office of the Company, 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin Israel, from Sunday to Thursday (excluding Israeli holidays), 10:00 a.m. to 5:00 p.m. (Israel time), upon prior coordination with the Company. Our telephone number at our registered office is +972-3-908-5800.

Sincerely,

/s/ Yuval Cohen
Yuval Cohen
Chairman of the Board of Directors

i

KORNIT DIGITAL Ltd.

12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin 4824096 Israel

+972-3-908-5800

PROXY STATEMENT

2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS

SUMMARY

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors, or the Board, of Kornit Digital Ltd., to which we refer as Kornit Digital, our Company or the Company, to be voted at the Company’s 2024 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2024 Annual General Meeting of Shareholders. The Meeting will be held at 12:00 p.m. (Israel time) on Thursday, August 29, 2024, at our offices at 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin, Israel.

This Proxy Statement, the attached Notice of 2024 Annual General Meeting of Shareholders and the enclosed proxy card or voting instruction form are being made available on or about July 29, 2024 to holders of Kornit Digital ordinary shares.

You are entitled to vote at the Meeting if you held ordinary shares as of the close of business on Tuesday, July 23, 2024, the record date for the Meeting. You can vote your shares by following the instructions under “How You Can Vote” below or by attending the Meeting. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purposes:

(1)	Re-election of each of Yuval Cohen, Stephen Nigro and Ronen Samuel, in each case for a three-year term as a Class III director of the Company, until the Company’s annual general meeting of shareholders in 2027 and until his successor is duly elected and qualified; and

(2)	Re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2024 and the additional period until the Company’s 2025 annual general meeting of shareholders, and authorization of the Company’s board of directors (or the audit committee thereof) to fix such accounting firm’s annual compensation.

In addition, members of our management will be available at the Meeting to present and discuss our auditors’ report and consolidated financial statements as of, and for the year ended, December 31, 2023, as previously made available to our shareholders as part of our Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission, or SEC, on March 28, 2024 and which is available at www.sec.gov and at the “Investors” section of our Company’s website, www.kornit.com.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Quorum

On July 19, 2024, we had 47,551,899 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the record date— July 23, 2024— is entitled to one vote upon each proposal to be presented at the Meeting. Under our articles of association, as amended, or the Articles, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of our voting power. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place determined by the Chairman of the Meeting (which may be earlier or later than said time). At such adjourned meeting the presence of any shareholder in person or by proxy (regardless of the voting power represented by his, her or its shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner submits votes for the Meeting, but does not vote on a particular proposal because that holder of record does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count towards the vote tally on a particular proposal.

Vote Required for Approval of the Proposals

Under the Israeli Companies Law, 5759-1999, or the Companies Law, the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes) is necessary for the approval of each proposal. Because an abstention, as well as a broker non-vote, is not treated as a vote “FOR” or a vote “AGAINST” a proposal, it does not impact whether the requisite majority has been achieved for approval of any proposal.

Who Can Vote

You are entitled to vote on the proposals for the Meeting if you are a shareholder of record at the close of business on Tuesday, July 23, 2024. You are also entitled to vote on the proposals if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on Tuesday, July 23, 2024.

How You Can Vote

You can vote your shares by completing and signing a proxy card or voting instruction form (which voting instruction form may be submitted electronically (online) or via telephone as well). In the alternative, you can vote your shares by attending the Meeting and voting in person.

Shareholders of Record

If your shares are registered directly in your name with our transfer agent, Equiniti (formerly American Stock Transfer & Trust Company) of Brooklyn, New York, you are considered, with respect to those shares, the shareholder of record. In that case, these proxy materials are being sent directly to you. If you are a shareholder of record, the form of proxy card that has been mailed to you and that can be completed, signed and returned in the envelope that was enclosed with it provides the primary means for authorizing the voting of your ordinary shares. If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from our investor relations website at http://ir.kornit.com, and may complete and sign that proxy card (please also print on the proxy card the name of the record shareholder holding your ordinary shares) and return it to Elad Shrem, our Vice President- General Counsel, via email to Elad.Shrem@kornit.com. We reserve the right to require further identifying information from you if you submit your proxy card in that manner. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by attending and voting personally or by proxy at the Meeting. We will not be able to count a proxy card unless we receive it at our principal executive offices at 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin 4809246 Israel at least four hours prior to the Meeting on Thursday, August 29, 2024, or our registrar and transfer agent receives it in the enclosed envelope not later than 11:59 pm, Eastern time, on Wednesday, August 28, 2024.

If you provide specific instructions (by marking a box) with regard to a proposal, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to a proposal, your shares will be voted in favor of such proposal, in accordance with the recommendation of the Board.

Holders in “Street Name”

If your ordinary shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the enclosed instructions to direct your broker, trustee or nominee how to vote your shares. Beneficial owners may utilize the control number appearing on their voting instruction form to submit their voting instructions to their brokers, trustees or nominees by other means, including via the internet (at www.proxyvote.com) or via telephone, if so indicated on their voting instruction forms. If mailing in your physical voting instruction form, your vote must be received by noon, Eastern time, on Wednesday, August 28, 2024 to be validly included in the tally of ordinary shares voted at the Meeting. If you provide your voting instructions online (at www.proxyvote.com) or via telephone, your instructions must be received by 11:59 p.m. Eastern time on Tuesday, August 27, 2024. Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting, along with an account statement that shows that you own your shares as of the record date for the Meeting (July 23, 2024).

If you are a beneficial owner of shares and do not specify how you want to vote on a proposal on your voting instruction form, your broker will generally not be permitted to instruct its agent to cast a vote with respect to that proposal. That is commonly referred to as a “broker non-vote.” Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal 2 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024. However, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Companies Law, rather than the rules applicable to domestic U.S. reporting companies.

In the event of a broker non-vote with respect to one or more proposals, those shares will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on such proposal. Such shares have no impact on the outcome of the voting on such proposal. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the voting on these important matters.

Revocation of a Proxy or Voting Instructions

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Beneficial shareholders holding their shares in street name should contact their brokers, banks or other nominees for information as to how to revoke their voting instructions.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about July 29, 2024. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Voting Results

The final voting results will be tallied by the Company based on the information provided by the Company’s transfer agent or otherwise, and the outcome of the Meeting will be published following the Meeting in a Report of Foreign Private Issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission, or the SEC.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company’s website, http://ir.kornit.com. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth the number of ordinary shares beneficially owned by all persons known by us to beneficially own more than 5% of our ordinary shares, as of the dates specified below, based on public filings or information provided to us by such shareholders.

The number and percentage of ordinary shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and is not necessarily indicative of beneficial ownership for any other purpose. Information concerning shareholders who beneficially own more than 5% of our outstanding ordinary shares is based on periodic public filings made by such shareholders. We have based our calculations of the percentage ownership on 47,551,899 ordinary shares that were outstanding as of July 19, 2024.

Except as otherwise indicated below, we believe, based on public filings by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares. All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares.

Name	Number of Shares Beneficially Held	Percent
5% or Greater Shareholders
Morgan Stanley(1)	3,618,555	7.6%
Artisan Partners Limited Partnership(2)	3,678,937	7.7%
Senvest Management, LLC(3)	4,431,160	9.3%
Chicago Capital, LLC(4)	2,486,642	5.2%

(1)	The address of this shareholder is 1585 Broadway New York, NY 10036 .. The information in this row is provided as of March 31, 2024, based on a report of institutional investment manager on Form 13F filed by Morgan Stanley with the SEC on May 15, 2024. The ordinary shares included in the beneficial ownership of this shareholder are beneficially owned, or may be deemed to be beneficially owned, by certain operating units (collectively referred to as the MS Reporting Units) of Morgan Stanley and its subsidiaries and affiliates (collectively referred to as MS). They do not include ordinary shares, if any, beneficially owned by any operating units of MS whose ownership of securities is disaggregated from that of the MS Reporting Units.

(2)	The address of this shareholder is 875 E. Wisconsin Ave., Suite 800, Milwaukee, WI 53202. The information in this row is provided as of March 31, 2024, based on a report of institutional investment manager on Form 13F filed by Artisan Partners Limited Partnership and related persons with the SEC on May 13, 2024. The shares reported for this shareholder have been acquired on behalf of discretionary clients of Artisan Partners Limited Partnership, or APLP, which holds 3,719,473 shares, including 2,335,900 shares on behalf of Artisan Partners Funds, Inc.

(3)

The address of this shareholder is 540 Madison Avenue, 32nd Floor, New York, New York 10022. The information in this row is provided as of March 31, 2024, based on a report of institutional investment manager on Form 13F filed by Senvest Management, LLC with the SEC on May 14, 2024. The ordinary shares reported in this row are held in the account of Senvest Master Fund, LP and Senvest Technology Partners Master Fund, LP, which we collectively refer to as the Senvest Investment Vehicles. Senvest Management, LLC may be deemed to beneficially own the securities held by the Senvest Investment Vehicles by virtue of Senvest Management, LLC’s position as investment manager of the Senvest Investment Vehicles. Mr. Richard Mashaal may be deemed to beneficially own the securities held by the Senvest Investment Vehicles by virtue of Mr. Mashaal’s status as the managing member of Senvest Management, LLC. None of the foregoing should be construed in and of itself as an admission by any of the foregoing persons or entities as to beneficial ownership of those ordinary shares.

(4)	The address of this shareholder is 135 S LaSalle Street, Suite 4200, Chicago, IL, 60603. The information in this row is provided as of March 31, 2024, based on a report of institutional investment manager on Form 13F filed by Chicago Capital, LLC with the SEC on April 15, 2024.

BOARD DIVERSITY, BOARD PRACTICES, CORPORATE GOVERNANCE AND

COMPENSATION OF CERTAIN EXECUTIVE OFFICERS AND DIRECTORS

Item 6.A (“Directors and Senior Management”— “Board Diversity Matrix”) of our Annual Report on Form 20-F for the year ended December 31, 2023, which we filed with the SEC on March 28, 2024 (which we refer to as our 2023 Form 20-F) contains information concerning the gender and demographic diversity of our Board members. Item 6.B (“Compensation”) of our 2023 Form 20-F contains information regarding compensation paid to our directors and certain office holders (including our five most highly compensated office holders) with respect to 2023. Item 6.C of our 2023 Form 20-F (“Board Practices”) contains additional information regarding our Board, its committees and our corporate governance practices. We encourage you to review those portions of our 2023 Form 20-F, which we incorporate by reference herein (and for which we have provided a general link below), to obtain additional information:

https://www.sec.gov/Archives/edgar/data/1625791/000121390024027207/ea0201862-20f_kornit.htm

PROPOSAL 1

RE-ELECTION OF CLASS III DIRECTORS

Background

Under the Companies Law and our Articles, the management of our business is vested in our Board. The Board may exercise all powers and may take all actions that are not specifically granted to our shareholders.

Our Articles provide that our Board must consist of at least five and not more than nine directors, including, to the extent applicable, at least two external directors who may be required to be appointed under the Companies Law.

Our Board currently consists of nine directors. Our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board (excluding, to the extent then applicable, external directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires as of the date of the third annual general meeting following such election or re-election. Therefore, at each annual general meeting, the term of office of only one class of directors expires. Each director holds office until the annual general meeting of our shareholders at which his or her term expires, unless he or she is removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Articles of Association.

The terms of service of our three current Class III directors will expire at the Meeting. Our Board has nominated for re-election the three current Class III directors— Yuval Cohen, Stephen Nigro and Ronen Samuel as the prospective three Class III directors who will serve a three-year term, until our 2027 annual general meeting of shareholders. If each of the nominees is re-elected pursuant to this Proposal 1, our Board, in its staggered format, will be comprised as follows:

(i)	Class I directors: Jae Hyun (Jay) Lee, Yehoshua (Shuki) Nir and Dov Ofer, whose terms expire at our annual general meeting of shareholders to be held in 2025 and when their successors are elected and qualified; and

(ii)	Class II directors: Ofer Ben-Zur, Naama Halevi Davidov and Gabi Seligsohn, whose terms expire at our annual general meeting of shareholders to be held in 2026 and when their successors are elected and qualified; and

(iii)	Class III directors: Yuval Cohen, Stephen Nigro and Ronen Samuel, whose terms (following the Meeting) will expire at our annual general meeting of shareholders to be held in 2027 and when their successors are elected and qualified.

Our Board unanimously recommends that our shareholders re-elect each of our three Class III director nominees pursuant to this Proposal 1. It is intended that proxies (other than those directing the proxy holders to vote against any of the nominees, or abstain in the vote) will be voted for the re-election of each such nominee as a Class III director.

Among the prospective Board members (assuming re-election of each of the Class III director nominees at the Meeting, and the continued service of each present Class I director and Class II director), the Board has determined that eight of them, consisting of Jae Hyun (Jay) Lee, Yehoshua (Shuki) Nir, Dov Ofer, Ofer Ben-Zur, Naama Halevi Davidov, Gabi Seligsohn, Yuval Cohen and Stephen Nigro, constituting a majority of the members of the Board, are independent under the Listing Rules of the Nasdaq Stock Market. The definition of “independent director” under the Nasdaq Stock Market rules specifies criteria that aim to ensure that there is no factor that would impair the ability of a director to exercise independent judgment. That definition furthermore requires that a Nasdaq-listed company’s board of directors affirmatively determine that the independent director can exercise independent judgment.

Each of the Class III director nominees, whose professional background is provided below, has advised the Company that he or she is willing, able and ready to serve as a Class III director if re-elected. Additionally, in accordance with the Companies Law, each of those nominees has certified to us that he or she meets all of the requirements of the Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time, to fulfill his duties as a director of the Company, taking into account the size and needs of our Company. We do not have any understanding or agreement with respect to the future re-election of any of the three nominees.

Set forth below is certain biographical information regarding the background and experience of the nominees— Yuval Cohen, Stephen Nigro and Ronen Samuel:

Yuval Cohen has served as the Chairman of our board of directors since August 2011. Mr. Cohen is the founding and managing partner of Fortissimo Capital, a private equity fund established in 2004 and our former controlling shareholder. From 1997 through 2002, Mr. Cohen was a General Partner at Jerusalem Venture Partners (“JVP”), an Israeli-based venture capital fund. Prior to joining JVP, he held executive positions at various Silicon Valley companies, including DSP Group, Inc. (Nasdaq: DSPG), and Intel Corporation (Nasdaq: INTC). Currently, Mr. Cohen serves as a director of Radware Ltd. (Nasdaq: RDWR). He also serves on the board of directors of several privately held portfolio companies of Fortissimo Capital. Mr. Cohen holds a B.Sc. in Industrial Engineering from Tel Aviv University in Israel and an M.B.A. from Harvard Business School.

Stephen Nigro has served as a director of our company since August 2019, after having served as a strategic advisor to our company from April through August 2019. Mr. Nigro retired in early 2019 after 37 years at Hewlett-Packard, or HP, most recently serving as President of HP’s 3D printing business, where he created and scaled a new technology and business, serving as a driving force towards HP’s leadership in both the plastic and metal 3D printing markets. Mr. Nigro currently is a director at Desktop Metals (DM:NYSE). He also serves on the Oregon Economic Development Committee and is a member of iUrbanTeen, Executive Council which promotes STEM education to underrepresented teens. Prior to heading HP’s 3D printing business, Mr. Nigro served as Senior Vice President of HP Imaging and Printing Business, where he was responsible for leading HP’s World Wide HP 2D printing business. Prior to that position, Mr. Nigro led the World Wide Inkjet and Graphics Business, which served the consumer, business, and Graphics segments, with both inkjet and LEP printing solutions. Mr. Nigro was involved in initiating several matters at HP, including: delivery of the first HP color inkjet solution to the market; setting up HP’s Inkjet Supplies operation in Singapore; development of HP’s first off-axis inkjet platform; HP’s move into the low-end consumer printing market, delivering a new low-end inkjet platform; creation and scaling of the HP Graphics printing business; the connected printing strategy introducing big data and a new Instant Ink business model; and the creation of the HP 3D printing business. Mr. Nigro spent time at HP’s locations in San Diego, California; Corvallis, Oregon; Singapore; Palo Alto; and Vancouver, Washington. Mr. Nigro holds a bachelor’s degree in mechanical engineering from the University of California at Santa Barbara and a master’s degree in electrical engineering from Stanford University.

Ronen Samuel has served as our Chief Executive Officer since August 2018 and as a director since August 2019. Prior to joining our company, Mr. Samuel served in various capacities at Hewlett -Packard, or HP, over the course of the previous 18 years. Most recently, he served as Vice President and General Manager of HP Indigo and WebPress EMEA. Prior to that, Mr. Samuel led HP’s Asia Pacific and Japan region for seven years. He was also engaged in Strategic Marketing while at HP, working closely with Research and Development to define future products. While at HP, Mr. Samuel also served in various capacities as product/project manager. Prior to his career in printing technology, Mr. Samuel spent seven years in the Israeli Air Force, rising to the rank of major while serving as a fighter pilot and leading the establishment of Israel’s second Apache Squadron. Mr. Samuel received an M.B.A. from Northwestern University’s Kellogg School of Management and received an undergraduate Business and Law degree from The Interdisciplinary Center in Herzliya, Israel.

Proposed Resolutions

We are proposing that our shareholders adopt the following resolutions at the Meeting pursuant to this Proposal 1:

(a)	“RESOLVED, that the re-election of Mr. Yuval Cohen as a Class III director of Kornit Digital Ltd., for a term of three years that expires at Kornit’s annual general meeting of shareholders in 2027, and until the due election and qualification of his successor, be, and hereby is, approved in all respects.”

(b)	“RESOLVED, that the re-election of Mr. Stephen Nigro as a Class III director of Kornit Digital Ltd., for a term of three years that expires at Kornit’s annual general meeting of shareholders in 2027, and until the due election and qualification of his successor, be, and hereby is, approved in all respects.”

(c)	“RESOLVED, that the re-election of Mr. Ronen Samuel as a Class III director of Kornit Digital Ltd., for a term of three years that expires at Kornit’s annual general meeting of shareholders in 2027, and until the due election and qualification of his successor, be, and hereby is, approved in all respects.”

Required Vote

As is more fully described above (under “Vote Required for Approval of the Proposals”), the vote required for the re-election of each of Yuval Cohen, Stephen Nigro and Ronen Samuel, in each case for a three-year term as a Class III director, is the affirmative vote of the holders of a majority of the voting power present in person or represented by proxy at the Meeting and voting on paragraph (a), (b) or (c) as applicable, of this Proposal 1 (excluding abstentions and broker non-votes).

Board Recommendation

The Board unanimously recommends that you vote “FOR” the re-election of each of the three Class III director nominees.

PROPOSAL 2

RE-APPOINTMENT OF INDEPENDENT AUDITORS AND APPROVAL OF THEIR ANNUAL REMUNERATION

Background

In August 2023, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, which we refer to as Kost Forer, was appointed by our shareholders as our independent auditors for the fiscal year ended December 31, 2023, and for such additional period until the Meeting. Pursuant to its role under its charter and under SEC rules, the audit committee of our Board has approved the re-appointment of Kost Forer as our independent auditors for the fiscal year ending December 31, 2024, and for such additional period until the 2025 annual general meeting of shareholders. Further to that approval, the Board, in turn, will present to, and request the approval of, our shareholders (as required under the Companies Law) for the re-appointment of Kost Forer as the independent auditors of the Company for the year ending December 31, 2024, and for the additional period until the annual general meeting to be held in 2025. As part of that shareholder approval, we are furthermore proposing that our shareholders authorize the Board, with power of delegation to the audit committee, to determine the compensation of the auditors in accordance with the volume and nature of their services.

Independent Auditors’ Fees in Previous Two Years

The following table sets forth the total compensation (as well as components of compensation, in amounts and percentages) that was paid by the Company and its subsidiaries to the Company’s independent auditors, Kost Forer, in each of the previous two fiscal years:

	Year Ended December 31, 2022		Year Ended December 31, 2023
	(in thousands of dollars)
	Amount	Percentage	Amount	Percentage
Audit fees	$775	91%	$600	95%
Audit-Related Fees	-	0%	10	2%
Tax Fees	23	3%	-	0%
All Other Fees	50	6%	21	3%
Total	$848	100%	$631	100%

“Audit fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

“Audit-related fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives and other matters.

Audit Committee’s Pre-Approval Policies and Procedures

Our audit committee follows pre-approval policies and procedures for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to those policies and procedures, which are designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent accountants.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted pursuant to this Proposal 2:

“RESOLVED, that the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, be, and hereby are, re-appointed as the independent auditors of the Company for the fiscal year ending December 31, 2024 and for such additional period until the next annual general meeting of shareholders, such re-appointment having been previously approved by the audit committee of the Board.”

“RESOLVED FURTHER, that the Company’s Board (with power of delegation to the audit committee of the Board) be, and hereby is, authorized to fix the remuneration of the independent auditors in accordance with the volume and nature of their services.”

Required Vote

The approval of Proposal 2 requires the affirmative vote of the holders of a majority of the ordinary shares present, in person or by proxy, and voting on the proposal (excluding abstentions and broker non-votes).

Board Recommendation

The Board unanimously recommends that you vote “FOR” (i) the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, as the independent auditors of the Company for the fiscal year ending December 31, 2024 and for such additional period until the next annual general meeting of shareholders and (ii) the authorization of the Board (with power of delegation to the audit committee) to fix the remuneration of the independent auditors in accordance with the volume and nature of their services.

PRESENTATION AND DISCUSSION OF AUDITED ANNUAL FINANCIAL STATEMENTS

In addition to considering the foregoing agenda items at the Meeting, we will also present our audited consolidated financial statements for the fiscal year ended December 31, 2023. A copy of the 2023 Form 20-F— which contains those audited consolidated financial statements— is available to our shareholders through the SEC website, www.sec.gov, and at the Investor Relations section of our website at http://ir.kornit.com. Neither of such websites is a part of this Proxy Statement.

OTHER MATTERS

Our Board does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of 2024 Annual General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with their judgment and based on the recommendation of the Board.

ADDITIONAL INFORMATION

Our 2023 Form 20-F, filed with the SEC on March 28, 2024, is available for viewing and downloading at the SEC’s website at www.sec.gov, as well as at the Investor Relations section of our website at http://ir.kornit.com.

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, applicable to foreign private issuers. We fulfill these requirements by filing and furnishing reports with or to (as applicable) the SEC. Our filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that we are subject to those proxy rules.

By order of the Board of Directors:

/s/ Yuval Cohen

Yuval Cohen

Chairman of the Board of Directors

Rosh Ha’ayin, Israel

July 24, 2024